PETVIVO HOLDINGS, INC.

5251 Edina Industrial Blvd.

Edina, Minnesota 55439

August 24, 2018

BY EDGAR

Ms. Lynn Dicker

Division of Corporation Finance

U.S. Securities and Exchange Commission              Re: Further Response to SEC Comments on PetVivo Filings

100 F Street, NE

Washington, D.C. 20549

Dear Ms. Dicker:

Following are additional responses of PetVivo Holdings, Inc. (“PetVivo”) to your Staff comments contained in your letter to PetVivo dated July 31, 2018, which updates our earlier responses.

Response to Comment No. 1. Our Form 10-K for fiscal year ended March 31, 2018 was filed on August 13, 2018.

Response to Comment No. 2 — These items were included in the recent amendment No. 1 to our 10-K for fiscal year ended March 31, 2017 which was filed on June 27, 2018.

Response to Comment No. 3 – A majority of our directors signed both the Amendment No. 1 to the 10-K for March 31, 2017 and for the 10-K for March 31, 2018.

Response to Comment No. 4 – The corrected Exhibits which mistakenly referred to Cynthia Jenkins have been corrected and included with Amendment No. 2 of our 10-K for March 31, 2017 filed as of the date hereof.

Respectfully submitted:

/s/ John Lai
John Lai, President/CFO

cc: Robert O. Knutson